

June 25, 2014

Via E-Mail
Mr. John Goodhew
Chief Executive Officer
Bespoke Tricycles, Inc.
145-147 St. John Street
London, United Kingdom EC1V 4PW

      Re: Bespoke Tricycles, Inc.
             Form 10-Q for the quarter ended April 30, 2014
             Filed June 23, 2014
             File No. 000-55008

Dear Mr. Goodhew:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended April 30, 2014
Note 8. Restatement, page F-8

1. We note from your disclosure that you have restated beginning balances for April 30, 2014 and similarly, your beginning balances for January 31, 2014 to correct errors in your accounting related to recording transactions in British pound sterling beginning November 1, 2012 to your reporting current in US dollar. Please be advised you are required to file a current report on Form 8-K when the Board of Directors (or its alternative) concludes that any previously issued quarterly (or annual) financial statements should no longer be relied upon because of an error in the financial statements. In this regard, we note that no Form 8-Ks have been filed by the company to date. Please file the requisite Form 8-K which includes the following:

    • Date of the conclusion regarding nonreliance;

- Financial statement years and periods that should no longer be relied upon;
- Brief description of the facts underlying the conclusion; and
- Statement of whether the audit committee (or its alternative) discussed the matter with the company's independent accountant.

Please confirm your understanding of this matter in your next response to us. Refer to the guidance outlined in Item 4.02 of Form 8-K.

2. Furthermore, in light of the time that has lapsed since the errors were discovered we believe you should file an amended Form 10-Q for the quarter ended July 31, 2013 to include the restated financial information as soon as practicable. Such information should be reported on a timely basis. Please confirm your understanding of this matter and advise us of when the amended Form 10-Q will be filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief